EXHIBIT 4.8

FEISHANG ENTERPRISE GROUP COMPANY LIMITED

May 15, 2023

China Natural Resources, Inc

Room 2205, 22/F, West Tower

Shun Tak Centre

168-200 Connaught Road Central,

Sheung Wan, Hong Kong

Dear Sirs,

Confirmation of Financial Support to China Natural Resources, Inc.

On behalf of the Board of Directors of Feishang Enterprise Group Company Limited, we hereby confirm that we will extend full financial support to China Natural Resources, Inc. and its subsidiaries ("CHNR Group"), in relation to the going concern of their operations and will not recall any amounts due to us until they have sufficient liquidity to finance its operations, and Feishang Enterprise will pay debts on behalf of CHNR Group when needed.

Yours Faithfully,

/s/ LI Feilie

LI Feilie

Chairman

Feishang Enterprise Group Company Limited